Mail Stop 4561


								July 8, 2005


By U.S. Mail and facsimile to (804) 934-9299

Mr. William C. Wiley
Chief Executive Officer
TransCommunity Financial Corporation
4235 Innslake Drive
Glen Allen, Virginia 23060

Re: 	TransCommunity Financial Corporation
      	Form 8-K filed May 12, 2005
	Supplemental Response dated July 1, 2005
      	File No. 0-33355


Dear Mr. Wiley:

      We have reviewed your filing and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to our prior comment and are unable to concur with your conclusion that because the error did not occur until after December 31, 2004 it should not be considered as a basis for concluding that your disclosure controls and procedures were not effective as of December 31, 2004 as well as March 31, 2005. In your
March 31, 2005 Form 10-QSB, we further note that your Item 3 disclosures refer to the error identified in your consolidation process as a significant deficiency in your internal controls over financial reporting. Please advise us as follows:

* Tell us how you concluded that because this error was not identified until after year-end, it should not be considered by your certifying officers in their reassessment of your disclosure controls and procedures as of December 31, 2004 and March 31, 2005. Specifically address the fact that the deficiency in your internal controls resulted in the restatement of your December 31, 2004 financial statements.

* At the 2004 AICPA National Conference on Current SEC and PCAOB Developments, members of the SEC staff clarified that to the extent internal controls over financial reporting impact public disclosure, disclosure controls and procedures are inclusive of such internal controls. Given that your error related to an item of public disclosure, tell us how you overcame the presumption that your disclosure controls and procedures were not effective.

2. Please revise your Item 8A disclosure in your Form 10-KSB/A for the year ended December 31, 2004 to explain why your certifying officers continue to believe that your disclosure controls and procedures were effective as of December 31, 2004, after considering the fact that the financial statements were required to be restated.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


You may direct any questions regarding this comment to me at (202)
551-3426.


								Sincerely,



								Angela Jackson
								Staff Accountant
??

(..continued)







Mr. William C. Wiley
TransCommunity Financial Corporation
Page 1